

Mail Stop 3720

May 3, 2007

VIA International Mail and Fax (011-44--20-7356-5731)
Mr. Hanif Lalani
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, ECIA 7AJ
United Kingdom

>   **RE: British Telecommunications PLC**
>   **Form 20-F for the fiscal year ended March 31, 2006**
>   **Filed May 31, 2006**
>   **Form 6-K as of May 31, 2006**
>   **File Number 2-94004**

Dear Mr. Lalani:

   We have reviewed your supplemental response letter dated March 30, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 2, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 6-K as of May 31, 2006
Annual Report

Financing, page 19

1. We note your response to prior comment 4. In future filings, please state why the subject non-GAAP measures are useful and necessary for investor purposes. Please clarify how such measures which appear to be more akin to the Company's liquidity, cash position and indebtedness are indicative of the Company's "operational performance." Additionally, please disclose all material limitations of those measures. For your guidance, please refer to Question 13 in of the Frequently Asked Questions Regarding the Use of Non-GAAP financial Measures at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm and revise.

Group Balance Sheet, page 38

2. Addressing paragraph 69 of IAS 1, tell us why you believe it is appropriate to show the subtotal "Total assets less current liabilities" in the group balance sheet.

13. Intangible Assets, page 49

3. Refer to your response to prior comment 7. It appears that you determine a cash-generating unit at the level at which the board monitors the group's operations and makes decisions about continuing or disposing of the group's assets and operations.

    *   Tell us how the level at which the board oversees the operations constitutes the lowest level of assets that generate cash inflows that are independent of the cash inflows from other asset groups.

    *   Tell us your basis for concluding that the board is the level of management referred to in paragraph 69 of IAS 36.

4. Refer to your response to prior comment 8. Please tell us

    *   What comprise your non-regulated products.
    *   Whether an asset-specific rate is directly available from the market.
    *   If your weighted average cost of capital was determined using techniques such as the Capital Asset Pricing Model.
    *   If the weighted average cost of capital that is used to discount the cash flows generated by the non-regulated products reflects your consideration of country risk, currency risk and price risk.
    *   For what risks your estimated future cash flows have been adjusted, if at all.

17. Trade and Other Receivables. Page 52

5. We note your response to prior comment 9. Citing your basis in the accounting literature, tell us why it is appropriate to report operating expense prepayments which are not directly linked to any specific revenue arrangements as a component of accounts receivable. Further, tell us about the nature of the direct and incremental costs relating to the initial phase of a small number of long term networked IT service contracts. Also, citing your basis in the accounting literature, please tell us and disclose why these costs are deferred on the balance sheet and when they are recognized in the income statement.

35. United States Generally Accepted Accounting Principles, page 82
(v) Income Statement in US GAAP Format

Mr. Hanif Lalani
British Telecommunications plc
May 3, 2007
Page 3

6. We note that you provided herein "Income Statement in US GAAP Format" which was intended to meet "the SEC reporting format set forth in Item 10 of Regulation S-X." Please revise your presentation to conform with the income statement line items prescribed in Rule 5-03 of Regulation S-X.

Please respond to these comments over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director